ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


06010306

January 16th, 2006

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 1 7 2006
WASH, DC
152
SECTION

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

January 13th - Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
JAN 2 0 2006
THOMSON
FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

January 13, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit & the Adjusted Exchangeable Shares Ratio

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – January 13, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of January 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.0% based on the January 12, 2006 closing price of Cdn$21.45 per Unit.

The distribution will be payable on February 15, 2006 to Unitholders of record at the close of business on January 31, 2006. The ex-distribution date is January 27, 2006. The cash distribution is based on approximately 57.8 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.215 per Unit if converted using a Canadian/US dollar exchange ratio of 1.16. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.16949 to 1.18246. This increase will be effective on January 16, 2006. There are currently 104,672 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.